

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2014

Via Email
Timothy Neher
President and Director, Chief Executive Officer
Accelerated Acquisitions XIX, Inc.
951 Mariners Island Boulevard, Suite 300
Sam Mateo, California 94404

  Re: Accelerated Acquisitions XIX, Inc.
     Form 10-K for the Fiscal Year Ended March 31, 2014
     Filed July 1, 2014
     Amendment No. 1 to Form 10-Q for the Quarterly Period Ended
     June 30, 2014 Filed August 18, 2014
     File No. 000-54611

Dear Mr. Neher:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2014

Item 9A(T). Controls and Procedures, page 9

Evaluation of Internal Controls and Procedures, page 9

1. You disclose that you have not included a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. Please note that the exemption discussed in the Instructions to paragraphs (a) and (b) of Item 308 of Regulation S-K only applies to your first annual report subsequent to your effective

registration statement, and this Form 10-K is your second annual report subsequent to your effective registration statement. Please perform the required assessment, and amend your Form 10-K to include management's report on the company's internal control over financial reporting, including management's conclusion on the effectiveness of the company's internal control over financial reporting as of March 31, 2014, as required by Item 308(a) of Regulation S-K.

2.   In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended June 30, 2014

Explanatory Note, page 2

3.   We noted your disclosure that due to a miscommunication, the filing was completed without the consent of your independent public accountants who had not at that time completed their review of the financial statements included in the quarterly report on Form 10-Q. You also indicate that your independent public accountants have now completed their review of the financial statements and have consented to the filing of the Form 10-Q/A. In light of these statements, please amend your filing to include the Review Report of your independent public accountants. Refer to Rule 8-03 of Regulation S-X. Please also correct the period on the cover page that indicates the filing is for the quarterly period ended June 30, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645, or Julie Sherman, Senior Accountant, at (202) 551-3640 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3676.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief